UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2025

Luis Peña
Chief Executive Officer
Evommune, Inc.
1841 Page Mill Road, Suite 100
Palo Alto, CA 94304

Re: Evommune, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 29, 2025
CIK No. 0002044725

Dear Luis Peña:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. Please revise to briefly explain the term "clinically meaningful" in reference to your trial results from your CIndU Phase 2 trial. Alternatively, please consider replacing this disclosure, here and throughout your prospectus, with a brief discussion of the objective results of your CIndU Phase 2 trial without drawing conclusions as to the safety or efficacy of your product candidates.

Our Clinical Pipeline, page 3

2. We note your response to prior comment 2 and reissue. Please revise, wherever

appropriate, to provide a more fulsome discussion of the development activities conducted related to your EVO756 candidate for “Other Indications.” To the extent you have not yet conducted any specific development actives for these indications, please remove them from your pipeline table.

Comparison of the Six Months Ended June 30, 2025 and 2024
Operating Expenses
Research and Development, page 97

3. We note your response to prior comment 3 and we reissue our comment. Please disclose in more detail the type of or specific programs and/or the nature of the expenses incurred within the other programs line item.

Business
EVO756, Targeting MRGPRX2 for Chronic Inflammatory Diseases, page 111

4. We note your response to prior comment 4. Please revise the graphic on page 112 to remove the reference to EVO756 having an "efficient clinical development pathway" as this statement is speculative given your assertion that you do not intend to rely on any accelerated approval pathways.

Figure 3: EVO756 FricTest Score Improvements and Other Efficacy Metrics, page 114

5. We note your response to prior comment 6. However, we do not note any revisions on page 114 and 115 responsive to this comment. Please clarify whether these “other efficacy metrics” were established endpoints in your EVO756 trial. Please also delete the reference to “efficacy” in the title for this figure as your disclosure should not imply that your product candidates will be found to be safe or effective by the FDA or comparable regulatory bodies.

Our Solution: EVO756, Our MRGPRX2 Antagonist, page 124

6. Please remove the reference to EVO756 being developed as a potential "first-in-class" candidate as this statement is speculative given the current development status of your product candidate and improperly implies EVO756 is likely to be approved.

Please contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Minkyu Park, Esq.